UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

HILLTOP HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

432748 10 1

(CUSIP Number)

Corey G. Prestidge

6565 Hillcrest Avenue

Dallas, Texas 75205

(214) 525-4647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432748 10 1
1. Names of Reporting Persons. Gerald J. Ford
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF; OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 161,615
8. Shared Voting Power 15,623,226 (1)(2)
9. Sole Dispositive Power 161,615
10. Shared Dispositive Power 15,623,226 (1)(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,784,841 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.4% (3)
14. Type of Reporting Person (See Instructions) IN; HC

(1)        Includes 78,552 shares of Common Stock that are directly beneficially owned by the Trust.

(2)        Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(3)       Based upon 64,576,333 shares of Common Stock outstanding as of July 22, 2022, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, that was filed by Hilltop with the SEC on July 25, 2022.

CUSIP No. 432748 10 1
1. Names of Reporting Persons. Diamond A Financial, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,544,674
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,544,674
11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,674
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1% (1)
14. Type of Reporting Person (See Instructions) PN

(1)       Based upon 64,576,333 shares of Common Stock outstanding as of July 22, 2022, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, that was filed by Hilltop with the SEC on July 25, 2022.

CUSIP No. 432748 10 1
1. Names of Reporting Persons. Diamond HTH Stock Company, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,544,674 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,544,674 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,674 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1% (2)
14. Type of Reporting Person (See Instructions) PN

(1)       Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(2)       Based upon 64,576,333 shares of Common Stock outstanding as of July 22, 2022, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, that was filed by Hilltop with the SEC on July 25, 2022.

CUSIP No. 432748 10 1
1. Names of Reporting Persons. Diamond HTH Stock Company GP, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,544,674 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,544,674 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,674 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1% (2)
14. Type of Reporting Person (See Instructions) HC

(1)       Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(2)       Based upon 64,576,333 shares of Common Stock outstanding as of July 22, 2022, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, that was filed by Hilltop with the SEC on July 25, 2022.

CUSIP No. 432748 10 1
1. Names of Reporting Persons. Turtle Creek Revocable Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF; WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 78,552
9. Sole Dispositive Power
10. Shared Dispositive Power 78,552
11. Aggregate Amount Beneficially Owned by Each Reporting Person 78,552
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.1% (1)
14. Type of Reporting Person (See Instructions) OO

(1)       Based upon 64,576,333 shares of Common Stock outstanding as of July 22, 2022, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, that was filed by Hilltop with the SEC on July 25, 2022.

This Amendment No. 16 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Hilltop Holdings Inc., a Maryland corporation (“Hilltop”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”) by Gerald J. Ford, a United States Citizen, and Diamond A Financial, LP, a Texas limited partnership, Diamond HTH Stock Company, LP, a Texas limited partnership, Diamond HTH Stock Company GP, LLC, a Texas limited liability company, and Turtle Creek Revocable Trust by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 2.	Identity and Background.

Items 2(a) and 2(b) are hereby amended and restated in their entirety as follows:

“(a) The names of the persons filing this Schedule 13D are Gerald J. Ford, Diamond A Financial, LP, a Texas limited partnership (“Financial LP”), Diamond HTH Stock Company, LP (“Diamond LP”), Diamond HTH Stock Company GP, LLC, a Texas limited liability company (“Diamond GP LLC”), and Turtle Creek Revocable Trust (the “Trust”). Mr. Ford, Financial LP, Diamond GP LLC, Diamond LP, and the Trust are collectively referred to herein as the “Reporting Persons.” The general partner of Financial LP is Diamond LP. The general partner of Diamond LP is Diamond GP LLC. Following the 2018 assignment of the sole member interest of Diamond GP LLC from the Trust to Mr. Ford, Mr. Ford is the sole member of Diamond GP LLC. Mr. Ford is the sole trustee of the Trust.

(b) The principal business address of each of the Reporting Persons is 6565 Hillcrest Avenue, 6th Floor, Dallas, Texas 75205.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In a private purchase on December 22, 2017, the Trust expended an aggregate amount of approximately $250,800 (excluding commissions) to acquire an additional 10,000 shares of Common Stock. The funds used for the purchase of these additional shares of Common Stock were derived from general working capital of the Trust.

Pursuant to the Hilltop Holdings Inc. 2012 Equity Incentive Plan (the “2012 Plan”), as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, in various grants of Common Stock between January 16, 2018, and June 30, 2020, Mr. Ford acquired an additional aggregate of 29,193 shares of Common Stock, which were ultimately gifted to the Trust as described below. Mr. Ford received the shares of Common Stock as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares of Common Stock.

Pursuant to the Hilltop Holdings Inc. 2020 Equity Incentive Plan (the “2020 Plan”), as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, in various grants of Common Stock between September 30, 2020, and June 30, 2022, Mr. Ford acquired an additional aggregate of 14,667 shares of Common Stock, which was ultimately gifted to the Trust as described below. Mr. Ford received the shares of Common Stock as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares of Common Stock.

Between January 16, 2018, and June 30, 2022, Mr. Ford made various gifts of shares of Common Stock to the Trust whereby the Trust acquired an aggregate of 43,860 shares of Common Stock for estate planning purposes. The Trust was gifted such shares of Common Stock, and no cash consideration was paid by the Trust in connection with the receipt of such shares of Common Stock.

On October 29, 2018, Mr. Ford received 30,000 shares of Common Stock in connection with the vesting of 30,000 restricted stock units, which were awarded to Mr. Ford on October 29, 2015, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares of Common Stock.

On February 23, 2019, Mr. Ford received 30,000 shares of Common Stock in connection with the vesting of 30,000 restricted stock units, which were awarded to Mr. Ford on February 23, 2016, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares of Common Stock.

On February 23, 2020, Mr. Ford received 30,000 shares of Common Stock in connection with the vesting of 30,000 restricted stock units, which were awarded to Mr. Ford on February 23, 2017, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares of Common Stock.

On March 5, 2021, Mr. Ford received 30,000 shares of Common Stock in connection with the vesting of 30,000 restricted stock units, which were awarded to Mr. Ford on March 5, 2018, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares of Common Stock.

On February 27, 2022, Mr. Ford received 30,000 shares of Common Stock in connection with the vesting of 30,000 restricted stock units, which were awarded to Mr. Ford on February 27, 2019, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, and no cash consideration was paid by Mr. Ford in connection with the receipt of such shares of Common Stock.

On February 20, 2020, pursuant to the 2012 Plan, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, Mr. Ford received an award of an additional 30,000 restricted stock units representing 30,000 shares of Common Stock, which will vest, and the equivalent number of shares of Common Stock will be deliverable to Mr. Ford, upon the third anniversary of the date of the grant, February 20, 2023. The award is subject to the 2012 Plan and the applicable RSU Award Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the 2012 Plan and the Form of Restricted Stock Unit Agreement, which is filed as Exhibit 99.B hereto and incorporated by reference herein.

On February 23, 2021, pursuant to the 2020 Plan, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, Mr. Ford received an award of an additional 30,000 restricted stock units representing 30,000 shares of Common Stock, which will vest, and the equivalent number of shares of Common Stock will be deliverable to Mr. Ford, upon the third anniversary of the date of the grant, February 23, 2024. The award is subject to the 2020 Plan and the applicable RSU Award Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the 2020 Plan and the Form of the Restricted Stock Unit Award Agreement for awards pursuant to the 2020 Plan (the “2020 Form of RSU Award Agreement”), each of which is respectively filed as Exhibit 99.C and Exhibit 99.D hereto and incorporated by reference herein.

On February 8, 2022, pursuant to the 2020 Plan, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, Mr. Ford received an award of an additional 30,000 restricted stock units representing 30,000 shares of Common Stock, which will vest, and the equivalent number of shares of Common Stock will be deliverable to Mr. Ford, upon the third anniversary of the date of the grant, February 8, 2025. The award is subject to the 2020 Plan and the applicable RSU Award Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the 2020 Plan and the 2020 Form of RSU Award Agreement, each of which is respectively filed as Exhibit 99.C and Exhibit 99.D hereto and incorporated by reference herein.

In lieu of distributing cash in respect of certain dividends issued on a portion of the shares of Common Stock held by Mr. Ford, between March 9, 2021, and August 30, 2022, those dividends were instead used to acquire an additional aggregate of 3,749 shares of Common Stock on behalf of Mr. Ford in the open market. No additional cash was paid by Mr. Ford in connection with the acquisition of these 3,749 shares of Common Stock.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 6 of this Amendment is incorporated by reference into this Item 4.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Hilltop or securities of Hilltop for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Hilltop or otherwise with respect to Hilltop or any securities of Hilltop or (ii) a member of any syndicate or group with respect to Hilltop or any securities of Hilltop.

As of September 9, 2022, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER	SHARED VOTING POWER		SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
Mr. Ford	15,784,841	(1)(2)	24.4	% (3)	161,615	15,623,226	(1)(2)	161,615	15,623,226	(1)(2)
Financial LP	15,544,674		24.1	% (3)	0	15,544,674		0	15,544,674
Diamond LP	15,544,674	(1)	24.1	% (3)	0	15,544,674	(1)	0	15,544,674	(1)
Diamond GP LLC	15,544,674	(1)	24.1	% (3)	0	15,544,674	(1)	0	15,544,674	(1)
Trust	78,552		0.1	% (3)	0	78,552		0	78,552

(1)	Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(2)	Includes 78,552 shares of Common Stock that are directly beneficially owned by the Trust.

(3)          Based upon 64,576,333 shares of Common Stock outstanding as of July 22, 2022, as disclosed in Hilltop’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, that was filed by Hilltop with the SEC on July 25, 2022.

(c)        Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were affected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“In addition to the previous RSU Award Agreements that Mr. Ford entered into with Hilltop pursuant to the 2012 Plan, as consideration for services rendered as Chairman of the Board of Directors and additional time and effort, Mr. Ford has previously entered into, and may from time to time in the future to enter into, additional RSU Award Agreements with Hilltop pursuant to the 2020 Plan, which RSU Award Agreements are, and are expected to be, substantially in the form of the 2020 Form of RSU Agreement that is filed as Exhibit 99.D hereto. Under the RSU Award Agreements pursuant to the 2020 Plan, Mr. Ford has participated, and may in the future participate, in the 2020 Plan, whereby Hilltop has granted, and may in the future grant, to Mr. Ford restricted stock units that are, and/or may be, subject to certain vesting restrictions and which, upon vesting, would entitle Mr. Ford to a specified number of shares of Common Stock. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the 2020 Plan and the 2020 Form of RSU Award Agreement, each of which is respectively filed as Exhibit 99.C and Exhibit 99.D hereto and incorporated by reference herein.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are modified or filed as additional exhibits to the Schedule 13D:

Exhibit Number	Description of Exhibit

99.A	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.A to the Schedule 13D filed on October 6, 2017, by the Reporting Persons with the SEC (File No. 005-79781)).
99.B	Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.1 to Hilltop’s Current Report on Form 8-K filed with the SEC on February 28, 2014 (File No. 001-31987)).
99.C	Hilltop Holdings Inc. 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Hilltop’s Registration Statement on Form S-8 filed with the SEC on July 24, 2020 (File No. 333-240090)).
99.D	Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 99.4 to Hilltop’s Registration Statement on Form S-8 filed with the SEC on July 24, 2020 (File No. 333-240090)).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       September 9, 2022

GERALD J. FORD

/s/ Gerald J. Ford
Gerald J. Ford

DIAMOND A FINANCIAL, LP

By:	Diamond HTH Stock Company, LP
Its:	General Partner

By:	Diamond HTH Stock Company GP, LLC
Its:	General Partner

By:	/s/ Gerald J. Ford
Name:	Gerald J. Ford
Title:	Sole Member

DIAMOND HTH STOCK COMPANY, LP

By:	Diamond HTH Stock Company GP, LLC
Its:	General Partner

By:	/s/ Gerald J. Ford
Name:	Gerald J. Ford
Title:	Sole Member

DIAMOND HTH STOCK COMPANY GP, LLC

By:	/s/ Gerald J. Ford
Name:	Gerald J. Ford
Title:	Sole Member

TURTLE CREEK REVOCABLE TRUST

By:	/s/ Gerald J. Ford
Name:	Gerald J. Ford
Title:	Trustee

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF
HILLTOP HOLDINGS INC.

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Gerald J. Ford	08/30/2022	Reinvestment of Dividends	832		$0